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                                                                    EXHIBIT 11.1

                           HORIZON HEALTH CORPORATION

                       COMPUTATIONS OF EARNINGS PER SHARE


                                                                 THREE MONTHS
                                                              ENDED NOVEMBER 30,
                                                       --------------------------------
                                                           2000                1999
                                                       ------------        ------------
BASIC
Net income                                             $  1,666,061        $  1,785,133
Weighted average shares outstanding (basic)               6,254,598           6,607,736
Basic earnings per share                               $        .27        $        .27

DILUTED
Net income                                             $  1,666,061        $  1,785,133
Effect of dilutive securities                               153,435             268,124
Weighted average shares outstanding (diluted)             6,408,033(1)        6,875,860(1)
Diluted earnings per share                             $        .26        $        .26

(1) In the fiscal quarters ended 2000 and 1999, certain shares subject to options to acquire common stock were not included in the computation of EPS because the option exercise price was greater than the average market price of the common shares for the quarter. The computation for the quarter ended November 30, 2000 excluded 805,859 shares subject to options, with exercise prices ranging from $5.50 to $23.75. The computation for the quarter ended November 30, 1999 excluded 772,910 shares subject to options, with exercise prices ranging from $6.90 to $23.75.